UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 811-04828
(check one):   [  ] Form 10-K and Form 10-KSB
  [ ] Form 10-Q and Form   10-QSB
           [ ] Form 20-F       [ ]  Form 11-K
    [x ] Form N-SAR
For Period Ended: March 31, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
 If the notification relates to a portion of the
 filing checked above,
identify the item(s) to which the notification
relates:
PART I - REGISTRANT INFORMATION
Bailard, Biehl & Kaiser Fund Group
Full Name of Registrant
-------------------------
Former Name if Applicable
950 Tower Lane, Suite 1900
Address of Principal Executive Office
 (Street and Number)
Foster City, CA 94404
City, State and Zip Code
PART 11 - RULES 12b-25(b) and (c)
if the subject report could not be filed
 without unreasonable effort or
 expense and the registrant seeks relief
 pursuant to Rule 12b-25(b),
the following should be completed.
 (Check box if appropriate)
[x ]  (a) The reasons described in
reasonable detail in Part III of this form
could not be eliminated without unreasonable
 effort,or expense;
[ ]  (b) The subject annual report,
 semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR,
 or portion thereof,
will be filed on or before the fifteenth
calendar day following the prescribed
 due date; or the subject quarterly
report of transition report on
Form IO-Q, or portion thereof will be
 filed on or before the fifth calendar day
 following the prescribed due date; and [ ]
(c) The accountant's statement or other
exhibit required by rule 12b-25(c)
 has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the
 reasons why the Form 10-K and Form
 10-KSB, 11-K, 20-F, IO-Q and Form
IO-QSB, N-SAR,
or other transition report or portion
thereof, could not be filed within the
 prescribed period.
Waiting for financial information.
PART IV - OTHER INFORMATION
(1)   Name and telephone number of person
 to contact in regard to this notification
Rochelle Gonzales
(626) 852-1033
(Name)
(Area Code)
(Telephone Number)
(2)  Have all other periodic reports required
 under    section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section
30 of  the Investment
 Company Act of 1940 during the preceding
 12 months (or for such shorter
period that the registrant was required to
file such reports),
 been filed. If answer is no, identify rep
ort(s).
      [x ] YES     [ ] NO
(3)  Is it anticipated that any significant
 change in results of operations from
 the corresponding period for the last fiscal
year will be
 reflected by the earnings statement to be
 included in the subject report or
portion thereof?
     [ ] YES      [x ] NO
If so, attach an explanation of the
anticipated change, both narratively,
 and,
if appropriate, state the reasons why a
 reasonable estimate of the results
cannot be made.
Bailard, Biehl & Kaiser Fund Group
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     May 30, 2001
  By:   /s/ Rochelle Gonzales